SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-49690

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For period ended:	March 31, 2003

☐ Transition Report on Form 10-K and Form 10-KSB	☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the transition period ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:           Not Applicable

PART I
REGISTRANT INFORMATION
Full name of registrant:	McKenzie Bay International, Ltd.
Former name if applicable:	Not applicable

Address of principal executive office (Street and number):	975 Spaulding
City, state and zip code:	Grand Rapids, Michigan 49546

PART II
RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

          The Registrant is unable to complete within the prescribed time period its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2003 because: (1) the Registrant has not yet completed its financial statements for the quarter ended March 31, 2003; and (2) consequently, the Registrant's independent auditors have not been able to complete the required review of such financial statements.

          Given these factors, the Registrant's delay in filing its Form 10-QSB could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, the Registrant will file the Form 10-QSB for the fiscal quarter ended March 31, 2003 no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Gregory N. Bakeman	616	940-3800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that a significant change in its results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-QSB for the fiscal quarter ended March 31, 2003 due to compliance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The Company will account for a non-cash charge of $146,972 (US) to reduce goodwill for the purchase of Experts Conseils Dermond Inc. to $0.
McKenzie Bay International, Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003	By: /s/ Gregory N. Bakeman
Gregory N. Bakeman Chief Financial Officer, Treasurer and Director